SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1996, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Pharmaceuticals Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA





PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN


Financial Statements for the Year ended December 31, 1995 and the Six-Month Period from July 1, 1994 to
December 31,1994 and Supplemental Schedule for the year ended December 31, 1995 and Independent Auditors' Report





PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE SIX-MONTH PERIOD
FROM JULY 1, 1994 TO DECEMBER 31, 1994
----------------------------------------------------------------------------


                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   December 31, 1995 and December 31, 1994                         3

  Statement of Changes in Net Assets Available for Benefits
   for the Year Ended  December 31, 1995 and for the
   Six-Month Period from July 1, 1994 to December 31, 1994         4

  Notes to Financial Statements for the Year Ended December
   31, 1995 and  the Six-Month  Period from July 1, 1994
   to December 31, 1994                                            5

SUPPLEMENTAL SCHEDULE - Schedule of Reportable Transactions
 for the Year Ended December 31, 1995 - Item 27d of Form 5500      13

SUPPLEMENTAL SCHEDULES OMITTED:

  The following supplemental schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter
  & Gamble Savings Trust:

  Assets Held for Investment Purposes

  Assets Acquired and Disposed of Within the Plan Year

  Party-In-Interest Transaction

  Obligations in Default

  Leases in Default





INDEPENDENT AUDITORS' REPORT


To the Pension Committee of
  Procter & Gamble Pharmaceuticals, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995, and the six-month period from July 1, 1994 to December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by PNC Bank, Ohio, N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1994 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion on the Plan's financial statements as of December 31, 1994 and for the six-month period from July 1, 1994 to December 31, 1994. The form and content of the information included in the 1994 financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 1995, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1995, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
September 30, 1996






PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1995 AND 1994
------------------------------------------------------------------------------

ASSETS:                                              1995           1994

INVESTMENTS:
 Investment in the Procter & Gamble Master
  Savings Trust                                   $44,209,301    $16,211,888
 Aetna Guaranteed interest contracts                              25,515,597

OTHER                                                     600
                                                  -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $44,209,901    $41,727,485
                                                  ===========    ===========

See notes to financial statements.




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995 AND FOR THE SIX-MONTH
PERIOD FROM JULY 1, 1994 TO DECEMBER 31, 1994
-----------------------------------------------------------------------------

                                                     1995           1994

ADDITIONS:
 Investment income:
  Equity in net earnings of the Procter &
   Gamble Master Savings Trust                    $ 6,298,377    $   638,432
  Interest                                          1,019,631      1,056,589
 Transfer from an unaffiliated plan                    60,156
                                                  -----------    -----------
     Total additions                                7,378,164      1,695,021
                                                  -----------    -----------
DEDUCTIONS:
 Distributions and other                            4,895,748      2,651,550
                                                   -----------    -----------
     Total deductions                               4,895,748      2,651,550
                                                  -----------    -----------

NET INCREASE (DECREASE)                             2,482,416       (956,529)

NET ASSETS AVAILABLE FOR BENFITS:
 Beginning of year                                 41,727,485     42,684,014
                                                  -----------    -----------

 End of year                                      $44,209,901    $41,727,485
                                                  ===========    ===========

See notes to financial statements.





PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE SIX-MONTH
PERIOD FROM JULY 1, 1994 TO DECEMBER 31, 1994
------------------------------------------------------------------------------


1.    SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

      BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment funds (funds) are valued by the fund manager based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A. (the Trustee). Guaranteed interest contracts were valued at contract value at December 31, 1994.

      EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by The Procter & Gamble Company (the Company).

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.    INFORMATION REGARDING THE PLAN

      The following brief description of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") is provided for general information only and reference should be made to the Plan Agreement for more complete information.

      COMMENCEMENT - The Norwich Eaton Employee Savings Plan, began on August 1, 1982 and was modified effective July 1, 1985 to meet the requirements under Internal Revenue Code Section 401(k). During 1986, the assets and liabilities of the Norwich Eaton Employee Savings Plan were transferred to create three plans, one for salaried employees, one for hourly employees and one for the Company's Greenville location employees. Effective July 1, 1987, the Greenville plan was terminated in connection with a corporate reorganization. Effective June 30, 1994, the hourly plan was merged into the salary plan which created the Plan.

      ADMINISTRATION - The Plan is administered by a Committee consisting of three or more members appointed by the Board of Directors of Procter & Gamble Pharmaceuticals, Inc. ("P&G"), except for duties specifically vested in the Trustee, who is also appointed by the Board of Directors of P&G.

      PARTICIPATION AND VESTING - In connection with the cessation of contributions to the Plan effective July 1, 1991, as described in Note 3, all participants became fully vested at that date and no new participants were allowed in the Plan after that date.

      INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants allocated their accounts between the Aetna money market separate fund, the Aetna equity fund account, the Collective Income Fund and the Aetna guaranteed interest contracts prior to April 30, 1994. On that date, the plan sponsor transferred the assets of the Plan, with the exception of the Aetna Guaranteed Interest Contracts, to the Master Trust. All guaranteed interest contracts held by Aetna Life Insurance Company matured on June 30, 1995 and the proceeds were transferred to the Master Trust. Participants may allocate their account in one or all of the following investment options offered by the Master Trust (Notes 4, 5):

      RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

      COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

      MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

      MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

      DIVERSIFIED FUND - A fund investing in a balanced fund consisting of both equity and fixed securities.






      The activity and balances in the funds are summarized as follows for the year ended December 31, 1995 and the six-month period from July 1, 1994 to December 31, 1994:


                                             AETNA                         MANAGEMENT
                                             GUARANTEED                    LARGE                         MANAGED
                                             INTEREST       RESERVE        COMPANY        DIVERSIFIED      BOND
                                             CONTRACTS        FUND          FUND           FUND            FUND          TOTAL
Net assets available for benefits,
 June 30, 1994                               $ 26,135,082   $ 4,889,089    $ 9,641,552    $ 1,503,833    $   514,458    $42,684,014

Interest Income                                 1,056,589                                                                 1,056,589
Equity in net earnings of the
 Procter & Gamble Master Savings Trust                          100,517        492,581         43,012          2,322        638,432
Distributions and other                        (1,676,074)     (298,660)      (659,285)        (7,586)        (9,945)    (2,651,550)
Interfund transfers                                            (133,663)        64,243         57,161         12,259
                                             ------------   -----------    -----------    -----------    -----------    -----------

Net assets available for benefits,
 December 31, 1994                             25,515,597     4,557,283      9,539,091      1,596,420        519,094     41,727,485

Interest income                                 1,019,631                                                                 1,019,631
Equity in net earnings of the Procter
 & Gamble Master Savings Trust                                  611,387      4,444,480        981,515        260,995      6,298,377
Transfer from an unaffilated plan                                15,629         33,414                        11,113         60,156
Distributions to participants and other        (2,135,739)   (1,456,886)      (808,385)      (218,148)      (276,590)    (4,895,748)
Interfund Transfers                           (24,399,489)    9,797,583      6,883,166      5,284,423      2,434,317
                                             ------------   -----------    -----------    -----------    -----------    -----------

Net assets available for benefits,
 December 31, 1995                                  -       $13,524,996    $20,091,766    $ 7,644,210    $ 2,948,929    $44,209,901
                                             ============   ===========    ===========    ===========    ===========    ===========




      BENEFITS AND DISTRIBUTION - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as detailed in the Plan document. The Plan shall distribute to the participant the vested value credited to the participant's account and participant contributions within six to eight weeks after termination from the Plan. No distribution shall be made to a participant before attaining age 65 unless requested by the participant. The amounts payable to participants who have been terminated but not paid as of December 31, 1995 and December 31, 1994 totaled $1,123,264 and $1,333,538, respectively.

      PRIORITIES UPON TERMINATION OF THE PLAN - The Plan, if terminated, provides that the accounts of all participants become fully vested, a valuation of the Plan be made, and the net value of the Plan be distributed to each participant based on the proportion of the total Plan value each participant's account represents.

      TAX STATUS - The Plan obtained its latest determination letter as of July 1987, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and in 1995 the Plan applied for determination confirming its tax exempt status. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1995 and 1994.

      PLAN YEAR END - During 1994 the Company changed the Plan's year end from June 30 to December 31.

      TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of P&G employees transferred from unaffiliated Company plans.

3.    DISCONTINUATION OF CONTRIBUTIONS

      Effective July 1, 1991, the Company elected to discontinue all contributions to the Plan. All Plan participants became fully vested in their individual participant accounts, effective June 30, 1991, without regard to the Plan's three-year vesting requirement. Plan participants became eligible to participate in the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective July 1, 1991.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with the trustee. On April 30, 1994, all assets of the Plan, with the exception of the Guaranteed Interest Contracts, were transferred from Aetna Life Insurance Company to the Master Trust. All Guaranteed Interest Contracts matured on June 30, 1995 and the proceeds were transferred to the Master Trust.

      Use of a master trust permits the commingling of various Company-sponsored benefit plans for investment and administrative purposes. Support records are maintained for the purpose of allocating changes in beneficial interest to the various participating plans. Although assets are commingled in the Master Trust, the trustee maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each Plan's or participant's proportionate interest in the Master Trust. The following represents the 1995 audited financial information on the net assets and investment income of the Master Trust.






      Assets of the Master Trust at December 31, 1995 are summarized as follows:

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
                              STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
Investments, at fair value    $37,568,733    $36,541,114    $ 1,323,639    $35,298,684    $31,385,977    $ 7,472,474    $149,590,621
Accrued interest and
 dividends                          4,256            124              7            317            106              3           4,813
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total                         $37,572,989    $36,541,238    $ 1,323,646    $35,299,001    $31,386,083    $ 7,472,477    $149,595,434
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's investment in
 Master Trust                         -      $19,704,619            -      $14,157,202    $ 7,451,609    $ 2,895,871    $ 44,209,301
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's percentage ownership
 interest in Master Trust             -              54%            -              40%            24%            39%             30%
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investments held by the Master Trust at December 31, 1995 are summarized as follows:

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
FAIR VALUE                    STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
The Procter & Gamble Company
 common stock                 $36,625,140                                                                               $ 36,625,140
Registered investment
 companies                                                  $ 1,323,613                                                    1,323,613
Mutual Funds                                 $36,540,976                   $35,233,082    $31,385,838    $ 7,472,367     110,632,263
Short-term investments            943,593            138             26         65,602            139            107       1,009,605
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total investments at fair
 value                        $37,568,733    $36,541,114    $ 1,323,639    $35,298,684    $31,385,977    $ 7,472,474    $149,590,621
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
                              STOCK FUND     FUND           FUND           FUND           FUND           FUND          TOTAL
Net appreciation
 in fair value of
 investments                  $ 16,178,665   $ 8,040,240    $   600,245    $ 1,663,854    $ 6,229,037    $ 1,051,580   $  33,763,621
Dividends                          772,124                                                                                   772,124
Interest                           130,871                                       9,098                                       139,969
                              ------------   -----------    -----------    -----------    -----------    -----------   ------------

Total                         $ 17,081,660   $ 8,040,240    $   600,245    $ 1,672,952    $ 6,229,037    $ 1,051,580   $  34,675,714
                              ============   ===========    ===========    ===========    ===========    ===========   ============

Plan's equity in net income
 of Master Trust                       -     $ 4,444,480            -      $   611,387    $   981,515    $   260,995   $   6,298,377
                              ============   ===========    ===========    ===========    ===========    ===========    ============




5.    INFORMATION CERTIFIED BY THE TRUSTEES


      The following represents the unaudited information regarding the Master Trust as of December 31, 1994 and for the six-month period from July 1, 1994 to December 31, 1994 that was prepared by the trustee of the Master Trust, and furnished to the plan administrator. Information regarding the Aetna Guaranteed Interest Contracts and investment income earned on the guaranteed interest contracts for the period indicated above and for the year ended December 31, 1995 was prepared by Aetna Life Insurance Company, the trustee, and furnished to the plan administrator. These investments were not held within the Master Trust at December 31, 1994. The plan administrator has obtained certifications from the trustees that such information is complete and accurate. Assets of the Master Trust at December 31, 1994 are summarized as follows (unaudited):


                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
                              STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
Investments, at fair value    $29,770,210    $24,340,386    $21,572,626    $14,713,972    $10,396,609    $ 4,712,883    $105,506,686
Accrued interest and
 dividends                             48            180            403             90            134             68             923
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total                         $29,770,258    $24,340,566    $21,573,029    $14,714,062    $10,396,743    $ 4,712,951    $105,507,609
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's investment in
 Master Trust                         -      $ 9,474,848            -      $ 4,690,946    $ 1,539,259    $   506,835    $ 16,211,888
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's percentage ownership
 interest in Master Trust             -              39%            -              32%            15%            11%             15%
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investments held by the Master Trust at December 31, 1994 are summarized as follows (unaudited):

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
FAIR VALUE                    STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
The Procter & Gamble Company
 common stock                 $29,720,878                                                                               $ 29,720,878
Registered investment
 companies                                                  $21,563,126                                                   21,563,126
Mutual Funds                                 $24,265,394                   $14,674,026    $10,350,211    $ 4,681,377      53,971,008
Short-term investments             49,332         74,992          9,500         39,946         46,398         31,506         251,674
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total investments at fair
 value                        $29,770,210    $24,340,386    $21,572,626    $14,713,972    $10,396,609    $ 4,712,883    $105,506,686
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investment income from the Master Trust for the six-month period from July 1, 1994 to December 31, 1994 is summarized as follows (unaudited):

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
                              STOCK FUND     FUND           FUND           FUND           FUND           FUND          TOTAL
Net appreciation
 in fair value of
 investment                   $  4,089,347   $   949,251    $   675,846    $   269,512    $   234,784    $    15,647   $  6,234,387
Dividends                          331,987                                                                                  331,987
Interest                             2,230         7,361          2,258          8,484          2,550          1,282         24,165
                              ------------   -----------    -----------    -----------    -----------    -----------   ------------

Total                         $  4,423,564   $   956,612    $   678,104    $   277,996    $   237,334    $    16,929   $  6,590,539
                              ============   ===========    ===========    ===========    ===========    ===========   ============

Plan's equity in net
 earnings of Master Trust              -     $   492,581            -      $   100,517    $    43,012    $     2,322   $    638,432
                              ============   ===========    ===========    ===========    ===========    ===========    ===========




      Investments held by Aetna Life Insurance Company at December 31, 1994:


      ASSETS

      Investments:
       Guaranteed interest contract - 1988                  $ 4,480,628
       Guaranteed interest contract - 1989                   10,450,287
       Guaranteed interest contract - 1990                    4,850,252
       Guaranteed interest contract - 1991                      499,585
       Guaranteed interest contract - 1992                    5,234,845
                                                            -----------
      Total investments                                     $25,515,597
                                                            ===========

      Interest income for the six-month period from July 1, 1994 to December 31, 1994 was $1,056,589.



                                  * * * * * *



PROCTER & GAMBLE PHARMACEUTICALS
SAVINGS PLAN

REPORTABLE TRANSACTIONS
ITEM 27(d) OF FORM 550
FOR THE YEAR ENDED DECEMBER 31, 1995 (A)
---------------------------------------------------------------------------

                                                                 COST OF        NET GAIN
DESCRIPTION OF ASSET                              SALES          SALES          OR (LOSS)
SINGLE TRANSACTIONS -

AETNA LIFE INSURANCE COMPANY:
 Guaranteed interest contract: 1988 at 8.94%      $ 4,240,637    $ 4,240,637         0
 Guaranteed interest contract: 1989 at 9.26%       10,030,673     10,030,673         0
 Guaranteed interest contract: 1990 at 9.06%        4,697,246      4,697,246         0
 Guaranteed interest contract: 1992 at 6.36%        4,907,058      4,907,058         0


NOTES:

(A) The information in this schedule was compiled using information provided by the former trustee of the Plan.











PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Procter & Gamble Pharmaceuticals
                                     Savings Plan



                                  /S/JOHN R. SMITH
Date:  October 16, 1996           ---------------------------------------
                                  John R. Smith
                                  Member, Benefits Committee







                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche               14